

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2019

Samuel Lim
Cheif Executive Officer
Reebonz Holding Ltd
5 Tampines North Drive 5
#07-00
Singapore 528548

> **Re: Reebonz Holding Ltd**
> **Registration Statement on Form F-1**
> **Filed February 25, 2019**
> **File No. 333-229839**

Dear Mr. Lim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney, at 202-551-3342, with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products